As filed with the United States Securities and Exchange Commission on March 3, 2014

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

AMENDMENT NO. 2

TO

SCHEDULE 14D-1F

TENDER OFFER STATEMENT PURSUANT TO RULE 14d-1(b)

UNDER THE SECURITIES EXCHANGE ACT OF 1934

ANIMAS RESOURCES LTD.

(Name of Subject Company)

British Columbia, Canada

(Jurisdiction of Subject Company’s Incorporation or Organization)

GOGOLD RESOURCES INC.

(Bidder)

Common Shares

(Title of Class of Securities)

0352 10 7

(CUSIP Number of Class of Securities)

Dana Hatfield

GoGold Resources Inc.

#1301-2000 Barrington Street

Cogswell Tower

Halifax, Nova Scotia

Canada B3J 3K1

Telephone: (902) 482-1998

(Name, address (including zip code) and telephone number (including area code)

of person(s) authorized to receive notices and communications on behalf of bidder)

Copy to:

John Turner Krisztian Toth Fasken Martineau DuMoulin LLP 333 Bay Street Suite 2400, Toronto, Ontario Canada M5H 2T6 Tel: (416) 366-8381	Adam M. Givertz Paul, Weiss, Rifkind, Wharton & Garrison LLP Suite 3100, 77 King Street West Toronto, Ontario Canada M5K 1J3 (416) 504-0520

January 23, 2014

(Date tender offer published, sent or given to security holders)

PART II — INFORMATION NOT REQUIRED TO BE SENT TO SHAREHOLDERS

The bidder has filed the following additional Exhibit to this Schedule:

Exhibit Number	Description

99.3.2	Press Release, dated March 3, 2014

PART III — UNDERTAKINGS AND CONSENT TO SERVICE OF PROCESS

1. Undertakings

(a) The bidder undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to this Schedule or to transactions in said securities.

(b) The bidder undertakes to disclose in the United States, on the same basis as it is required to make such disclosure pursuant to applicable Canadian federal and/or provincial or territorial laws, regulations or policies, or otherwise discloses, information regarding purchases of the issuer’s or bidder’s securities in connection with the offer. Such information shall be set forth in amendments to this Schedule.

2. Consent to Service of Process

(a) At the time of initially filing this Schedule, the bidder filed with the Commission a written irrevocable consent and power of attorney on Form F-X.

(b) Any change to the name or address of the registrant’s agent for service shall be communicated promptly to the Commission by amendment to Form F-X referencing the file number of the registrant.

PART IV — SIGNATURES

By signing this Schedule, GoGold Resources Inc. consents without power of revocation that any administrative subpoena may be served, or any administrative proceeding, civil suit or civil action where the cause of action arises out of or relates to or concerns any offering made or purported to be made in connection with the filing on this Amendment No. 2 to Schedule 14D-1F or any purchases or sales of any security in connection therewith, may be commenced against it in any administrative tribunal or in any appropriate court in any place subject to the jurisdiction of any state or of the United States by service of said subpoena or process upon its designated agent.

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

March 3, 2014		GOGOLD RESOURCES INC.

	By:	/s/ Terence Coughlan
Name: Terence Coughlan
Title: Chief Executive Officer

EXHIBIT INDEX

Exhibit Number	Description

99.1*	Form of Lock Up Agreement

99.2*	Escrow Agreement, dated as of December 27, 2013

99.3.1*	Press Release, dated January 23, 2014

99.3.2	Press Release, dated March 3, 2014

99.4*	Letter from GoGold’s President and Chief Executive Officer, dated January 23, 2014

99.5*	Annual Information Form for the financial year ended September 30, 2013, dated December 30, 2013

99.6*	Audited Consolidated Financial Statements, the related notes thereto and the auditors’ report thereon, as at and for the financial years ended September 30, 2013 and September 30, 2012

99.7*	Management’s Discussion and Analysis of Financial Condition and Results of Operations for the financial year ended September 30, 2013, dated December 30, 2013

99.8.1*	Material Change Report, dated October 7, 2013

99.8.2*	Material Change Report, dated November 25, 2013

99.8.3*	Material Change Report, dated December 11, 2013

99.8.4*	Material Change Report, dated January 7, 2014

99.9*	Management Information Circular for the Registrant’s annual and special meeting of shareholders held March 26, 2013

99.10.1*	Consent of KPMG LLP

99.10.2*	Consent of Fasken Martineau DuMoulin LLP

99.10.3*	Consent of Terence Coughlan, P. Geo

99.10.4*	Consent of Peter Webster, P. Geo

99.10.5*	Consent of David R. Duncan, P. Geo

99.10.6*	Consent of Ken Kuchling, P. Eng

99.10.7*	Consent of David S. Dodd

99.10.8*	Consent of Isobel Wolfson, P. Geo

*	Incorporated by reference to the respective exhibits filed with GoGold Resources Inc.’s Registration Statement on Form F-80 filed with the Securities and Exchange Commission on January 23, 2014.